# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ikena Oncology, Inc., CIK 0001835579
CUSIP: 45175G108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 06/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden M Leonard, 65 E Cedar - Suite 2, Zionsville, Indiana (IN), 46077, 317-344-2447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,030,102; sole dispositive power 0; shared dispositive power 4,030,102; aggregate amount beneficially owned 4,030,102 (8.35% of the class)
- Leonard Braden Michael (CIK 0001373603): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 60,000; shared voting power 4,030,102; sole dispositive power 60,000; shared dispositive power 4,030,102; aggregate amount beneficially owned 4,090,102 (8.5% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Ikena Oncology, Inc.
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing:
BML Investment Partners, L.P.

Braden M. Leonard - Mr. Leonard's business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonard's principal business is to serve as managing member of BML Capital Management, LLC.
Residence or business address:
65 E Cedar - Suite 2
Zionsville, IN 46077
Present principal occupation or employment: See Above
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Braden M. Leonard is a citizen of the United States of America.
BML Investment Partners, L.P. is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BML Investment Partners, L.P. holds 4,030,102 shares of Common Stock which were acquired using $6.7 million of working capital. Braden M Leonard holds 60,000 shares of Common Stock which were acquired using $94,800 of working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business by the reporting persons for investment purposes. The reporting persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The reporting persons may evaluate on a continuing basis the investment in the Issuer and may, from time to time, acquire or dispose of Common Stock of the Issuer. Any such acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) investment policies of the reporting persons; (iv) other investment opportunities available to the reporting persons; (v) general market and economic conditions; (vi) tax considerations; and (viii) such other factors as the reporting persons may deem relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions.

On June 16th, the Reporting Person sent a letter to the Board of the Issuer indicating that the proposed merger with Inmagene is not in the best interest of shareholders and the Reporting Person plans to vote against such merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BML Investment Partners, L.P. beneficially owns 4,030,102 shares of the Issuer's Common Stock, or 8.35%.
Braden M Leonard owns 60,000 shares of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
BML Investment Partners, L.P. 4,030,102
Braden M Leonard 60,000
Transactions in the class effected during the past sixty days:
BML INVESTMENT PARTNERS, L.P. Buy 4/22/2025 471 1.18
BML INVESTMENT PARTNERS, L.P. Buy 4/24/2025 2141 1.2
BML INVESTMENT PARTNERS, L.P. Buy 4/28/2025 5000 1.2783
BML INVESTMENT PARTNERS, L.P. Buy 5/7/2025 25000 1.1
Other persons with the right to receive dividends or sale proceeds: Braden M Leonard is the Managing Member of BML Capital Management, LLC, which is the General Partner to BML Investment Partners, L.P.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: BML Letter to Ikena Board of Directors

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (06/16/2025)
- Leonard Braden Michael: Braden M Leonard, Leonard Braden Michael (06/16/2025)